

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

C. Ramakrishnan- Chief Financial Officer
Tata Motors Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001, India

> **Re: Tata Motors Limited**
> **Form 20-F for the fiscal year ended March 31, 2010**
> **Filed September 30, 2010**
> **File No. 001-32294**

Dear Mr. Ramakrishnan:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief